FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2.	Date of Material Change

March 29, 2006, being the date of the news release.

Item 3.	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4.	Summary of Material Change

The Company reported results of five (5) additional diamond and reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone and exploration holes to test a potential eastern extension of the Portezuelo Blanco (“Ptz. Blanco”) zone at QDD.

Item 5.	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Senior Officer/Director

Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 29th day of March, 2006.

Viceroy	News Release #2006.08
Exploration Ltd.	TSX: VYE
520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Hits Best Ever Intersection in QDD Main Zone
With 5.22 g/t Au Over 54 m Near Surface

Vancouver, British Columbia, March 29, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of five (5) additional diamond and reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone and exploration holes to test a potential eastern extension of the Portezuelo Blanco (“Ptz. Blanco”) zone at QDD. Results obtained at the Ptz. Blanco area, where four holes (QDR-244, QDR-245, QDR-247 and QDR-248) were drilled, have confirmed the eastern extension of this zone.

Hole QDR-248 returned the best ever intercept on the property including 5.22 g/t Au over 54 m near surface. In addition, all four holes intercepted a thick high-grade zone on the eastern flank of Ptz. Blanco. A high-grade zone was first intercepted at Ptz. Blanco by hole QDR-196 which returned 9.18 g/t Au over 26 m (see News Release #2005.18, dated November 8, 2005). The second zone now appears to be thicker and further to the east. These holes will expand the eastern portion of the QDD zone and are of significantly higher-grade than the existing model.

Mr. Patrick Downey, President and CEO of Viceroy stated, “We are very pleased with these latest drilling results. The Ptz. Blanco zone now appears to be larger and of higher grade. Furthermore, it is open to the east. This zone has a significant impact on project economics as it is near surface and contains the best grade to date. We plan to continue to explore this area as well as several other areas still open on the main QDD zone.”

Highlights of drill results include:

  Hole QDR-232, which intersected 1.82 g/t Au over 54 m, from surface, including 2.80 g/t Au over 28 m from surface;

  Hole QDR-244, which intersected 2.74 g/t Au over 56 m from surface, including 3.42 g/t Au over 34 m from 4 to 38 m;

  Hole QDR-245, which intersected 2.77 g/t Au over 66 m from surface, including 4.01 g/t Au over 22 m from 16 to 38 m;

  Hole QDR-247, which intersected 1.59 g/t Au over 64 m from 4 to 68 m, including 3.67 g/t Au over 18 m from 18 to 36 m; and

  Hole QDR-248, which intersected 3.76 g/t Au over 84 m from 8 to 92 m, including 5.22 g/t Au over 54 m from 18 to 72 m.

Hole QDR-232 was drilled as an infill hole in Ptz. Belgrano and confirms that there is a higher-grade near surface zone at this area. This zone is also planned for early mining in the proposed mine plan.

Based on these results, the Company will delay updating the resource estimate until this recent drill data can be included. Ptz. Blanco is the zone scheduled for initial mining in the proposed mine plan. Therefore, the Company believes that the extent and grade of this zone should be better determined before completion of the revised resource estimate and ongoing Preliminary Economic Assessment update. The Company also plans to drill some additional holes to further determine the extent of the Ptz. Blanco mineralized area.

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)
QDR-232	Ptz. Belgrano	270	-43	143	0.00	54.00	54.00	1.82
Incl.					0.00	28.00	28.00	2.80
QDR-244	Ptz. Blanco	64	-65	100	0.00	56.00	56.00	2.74
Incl.					4.00	38.00	34.00	3.42
Incl.					18.00	34.00	16.00	5.60
QDR-245	Ptz. Blanco	35	-56	100	0.00	66.00	66.00	2.77
Incl.					16.00	38.00	22.00	4.01
and					80.00	86.00	6.00	1.01
QDR-247	Ptz. Blanco	150	-50	108	4.00	68.00	64.00	1.59
Incl.					18.00	36.00	18.00	3.67
QDR-248	Ptz. Blanco	244	-75	162	8.00	92.00	84.00	3.76
Incl.					18.00	72.00	54.00	5.22

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.